Exhibit 21.1

Subsidiaries of the Registrant

The registrant has 345 consolidated wholly owned subsidiaries that hold office buildings or direct or indirect interests therein in the United States. The names of the these subsidiaries, along with the names of other subsidiaries of the registrant, have been omitted in accordance with the instruction to Item 601(b) (21) of Regulation S-K.